Exhibit 99.1

Qi Lu to Transition into New Role at Baidu

Baidu Promotes Haifeng Wang to Senior Vice President

BEIJING, China, May 18, 2018 – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), the leading Chinese language Internet search provider, today announced that Qi Lu will no longer serve as chief operating officer of the company starting in July 2018 and will continue to serve as vice chairman of the board of directors.

“I like to express my sincere gratitude to Qi, who took over daily operational management at Baidu in the past year to give me more time to contemplate on the company’s strategic course. We have seen many positive changes at Baidu since Qi joined last year. I’m especially impressed by Qi’s integrity, dedication to work and sharp insights into technologies and businesses,” said Robin Li, Co-Founder and CEO of Baidu. “With Baidu’s strategy to transform into an AI-first company firmly in place, we are well positioned to continue the momentum that we have built in the past year.”

“I have deeply enjoyed working with Robin and my team at Baidu. I’m honored to have participated in Baidu’s transition into an AI-first company. Due to personal and family reasons, I am no longer able to work in China on a full-time basis,” said Qi Lu. “Baidu is a great company with strong talent and deep technologies. I am highly optimistic on Baidu’s future and will continue to support Baidu, while spending more time with my family in the U.S. For my next steps, I plan to work in research and investment areas, to help advance our shared mission to make a complex world simpler through technology.”

Also today, Baidu announced that Haifeng Wang has been promoted to senior vice president and general manager of Baidu’s AI Group (AIG).

“Haifeng has been a role model at Baidu, representing our engineering culture of being practical, self-motivated and responsible, as well as exemplify Baidu’s culture to be simple and reliable,” added Robin. “Haifeng has played an important role in Baidu’s acquisition of engineering talent, helping Baidu drive innovation and commercialization of AI technologies.”

Haifeng Wang joined Baidu in 2010 and became a vice president in October 2013. Dr. Wang oversees the company’s AI efforts in machine learning, big data, computer vision, natural language processing, speech technology, knowledge graph, robotics and augmented reality. From 2014 to 2017, Dr. Wang managed Baidu’s core search products, and previously served as the chief research scientist at Toshiba’s R&D Center. Dr. Wang holds a B.S., M.S., and Ph.D. in computer science from the Harbin Institute of Technology. He has published approximately 100 academic papers related to AI and was honored with the National Scientific Innovation and Advancement Award (2017) and the Second Prize of National Science and Technology Progress Award (2015).

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. Baidu aims to make a complex world simpler through technology. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU.” Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-4958

Email: ir@baidu.com